Issuer Free Writing Prospectus, dated September 9, 2019

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus Supplement, dated September 9, 2019

Registration Statement No. 333-222996

Toll Brothers Finance Corp.

$400,000,000 3.800% Senior Notes due 2029

Guaranteed on a Senior Basis by

Toll Brothers, Inc.

and Certain of its Subsidiaries

Pricing Term Sheet

This pricing term sheet to the Preliminary Prospectus Supplement dated September 9, 2019 (the “Preliminary Prospectus Supplement”) related to the offering of the notes described above should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Toll Brothers Finance Corp.
Security:	3.800% Senior Notes due 2029
Principal Amount:	$400,000,000
Net Proceeds to Issuer Before Expenses:	$397,400,000
Maturity Date:	November 1, 2029
Coupon:	3.800%
Public Offering Price:	100.000% of the principal amount, plus accrued interest, if any, from September 12, 2019
Yield to Maturity:	3.800%
Benchmark Treasury:	UST 1.625% due August 15, 2029
Benchmark Treasury Price:	99-25+
Benchmark Treasury Yield:	1.647%
Optional Redemption:	Make-whole call at T+50 bps prior to August 1, 2029 (or, if greater, at 100% of the principal amount being redeemed), plus accrued and unpaid interest. On or after August 1, 2029, redeemable at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2020
Record Dates:	April 15 and October 15
Trade Date:	September 9, 2019
Settlement:	T+3; September 12, 2019
Expected Ratings*:	Ba1 (stable) (Moody’s) BB+ (positive) (S&P) BBB- (stable) (Fitch)
CUSIP:	88947E AU4
ISIN:	US88947EAU47
Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

SMBC Nikko Securities America, Inc.

Lead Managers:	Capital One Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Comerica Securities, Inc.

TD Securities (USA) LLC

BNP Paribas Securities Corp.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll free at 1-866-271-7403, PNC Capital Markets LLC toll free at 1-855-881-0697, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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